Hardball Beverage, Inc.



ANNUAL REPORT

805 Orchard Rd

Mt Bethel , PA 18343

(484) 341-3101

http://hardballcider.com

This Annual Report is dated July 11, 2025.

BUSINESS

Hardball Beverage, Inc. dba Hardball Cider ("Hardball Cider" or the "Company") was initially organized as Bavarian Kingdom LLC, a Pennsylvania limited liability company on April 27, 2015.

As classic as our favorite sport and giving a nod to our farming heritage, Hardball Cider makes a portfolio of craft hard ciders that swing for the fence. With a 100% apple-based product like Curveball - a sweet, carbonated hard cider - we compete head-to-head every day with the biggest names in the hard cider industry. What differentiates us is that every ounce of our hard cider is pressed from an apple (not a concentrate or juice shipped in) and our all-star line-up of seasonal ciders with flavors like Whitewash (white peach), Hey, Blue! (blueberry) and Caramel Card (caramel apple), which keeps our customers coming back consistently.

Nestled along the Appalachian mountains on the border of Pennsylvania and NJ (20 miles from the Pocono Mountains and Lehigh Valley; 70 miles from NYC and Philadelphia) Hardball Cider is in a prime geographical location to not only operate a taproom, but to wholesale and distribute to some of the largest markets in the northeastern part of the US. Hardball Cider has existing wholesalers in PA and NJ, is under contract with a wholesaler in Maryland. We are actively pursuing opportunities with other wholesalers in our region with the ultimate goal of being a nationally distributed brand.

Business Model

Seven of our starting lineup ciders are available year-round, with specialty ciders in Spring, Summer, Fall, and Winter for 24 flavors in the rotation.

Distribution of 16 oz. cans in four packs, sixtel and half-barrel kegs to seven distribution partners within Pennsylvania, NJ, Maryland, Ohio, Connecticut and Washington, D.C..

Operating taproom Friday-Sunday with live music, food trucks, along with our own hard cider, wine, slushies, locally-sourced craft beer, and cocktails overlooking our 80-acre farm and pond from Feb-December. We also sell fresh-pressed cider and slushies for kids and adults who choose not to drink alcohol.

We take our branded trailer and tents to festivals, farmer's markets, and local events throughout the year to get our product into the hands of our consumers.

Additional self-distribution of cans and kegs in counties where we don't currently have wholesaler coverage in Pennsylvania.

With the funding coming from this campaign, we anticipate being able to construct a new production facility on the farm which will greatly increase our production capacity and dramatically improve operational efficiencies. Our existing production facility (a bank barn that was built in 1838) will be converted to a much larger taproom and event space including a kitchen serving a farm-to-table style menu.

Hardball Cider sells through various channels to ultimately reach the end consumer. We are currently utilizing corporate-owned retail, self-distribution, and wholesale partner distribution to bring our products to market. Wholesale distribution has been in place since January 2017 and will be a major growth driver for the company in the coming years. This will also allow our products to be offered in states outside of Pennsylvania, which we believe is a huge opportunity this year and one that we will focus heavily upon.

The opportunity to invest exists because we've seen continual YoY growth and demand that we can't begin to fulfill. The craft hard cider market continues to grow as an entire category, but still pales in comparison to the craft beer market. Consumers have become more educated about hard cider over the past 5 years and are actively seeking it out in the marketplace which puts us in a unique position to capitalize on the segment's growth and these newfound consumers. With a proven sales record and demand outpacing our production, an investment would remedy the production capacity constraints, fulfill current consumer demand and allow Hardball to continue pursuing incremental markets as we push toward a national brand.

The farm is a family-owned, Pennsylvania century farm being operated by the 4th and 5th generations of the Deen family. Our owner's great, great grandfather bought the farm in 1898. His grandson would plant the first apple trees and begin pressing cider in 1934 setting the stage for the 4th and 5th generations to expand that business into the present day.

The vision for the company when it first began was to be in every major and minor league baseball stadium in the country. In early 2016, after dozens of e-mails were sent, the Philadelphia Phillies and 3 minor league ball clubs responded and ended up putting Hardball Cider in the ballpark for the next couple of seasons.

All of our ciders are produced on our farm (apples grown, cider pressed, fermented, mixed, filtered, and packaged). When we say "handcrafted", we mean it. We use the motto "Grown. Pressed. Hardened." in our marketing materials because we feel it perfectly summarizes everything that we do to bring our ciders to market.

We operate on the lower level of a barn built in 1838. With the funding from this campaign, we intend to make the upper level our new taproom, where guests can overlook our pond and we can book weddings and other special events.

We make hard cider to continue the agricultural operation that my family began 120 years ago and to keep farming interesting and relevant for future generations. Growing and selling fruits and vegetables is important to sustain a healthy lifestyle, but on our scale, it's extremely difficult to earn a consistent living doing just that.

We have a long family history of growing fruit and making cider. The thing that makes us unique is the attention to the process that makes really high quality cider. We use a rack and cloth style press which is highly labor intensive, but produces a much more flavorful raw cider from which we make our hard cider. We take months, sometimes years, to develop a flavor so that it's as true to the fruit as we can make it while ensuring that it blends seamlessly with the hard cider base that we're mixing with it.

As consumers continue trending towards supporting local, being more health-conscious, and desiring new, refreshing adult beverages, we fit squarely in each of those categories. The large cider producers make overly sweet, made from concentrate-type products. Hardball Cider does exactly the opposite and fresh-presses everything from apple to glass while creating ciders that run the spectrum from dry to semi-sweet to sweet. We can capture market share with our broad, but targeted cider portfolio.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 3,199,000

Use of proceeds: Founder shares

Date: November 01, 2021

Offering exemption relied upon: Section 4(a)(2)

<center>**REGULATORY INFORMATION**</center>

<center>The company has not previously failed to comply with the requirements of Regulation Crowdfunding;</center>

<center>**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**</center>

<center>**AND RESULTS OF OPERATION**</center>

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $485,282 compared to $558,048 in fiscal year 2023. Sales in our retail channel were softer than anticipated in 2024 as consumers returned to more normal activities following the pandemic. Additional breweries, wineries and distilleries also opened retail locations in close proximity to our cidery in 2024 adding new downward pressure on our retail sales. Conversely, wholesale distribution sales grew by 10% in 2024 which kept our total production volume flat year over year. We are largely capped by our production capacity within our current facility and trailed wholesale channel demand for most of 2024. We believe that retail sales will continue to play an important part in the business in 2025. We are actively pursuing new retail outlet(s) to return to retail revenue growth in 2025.

Cost of sales

Cost of Sales for fiscal year 2024 was $167,256 compared to $170,738 in fiscal year 2023. We continued to focus heavily on controlling costs in 2024 as prices for raw materials continued to rise due to inflationary pressures industry-wide. We saw increases in the cost of filtration media, fermentation supplies such as yeast and yeast nutrients, and food grade gases while we were able to decrease our spending on sugar, flavoring and apples.

Gross margins

Gross margins for fiscal year 2024 were $318,026 compared to $387,310 in fiscal year 2023. 2024 gross profit decreased by $69,284 over 2023 gross profit and gross margins as a percentage of revenues decreased from 69.4% in 2023 to 65.5.4% in 2024. This decrease in margins was driven primarily by the addition of several new wholesalers in 2024 which had a negative impact on margins in the short-term, but will be vital to long-term growth.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses. Expenses for fiscal year 2024 were $334,573 compared to $348,036 in fiscal year 2023. While expenses are relatively flat over the previous year, we saw our insurance cost increase almost $10,000 in 2024, taxes and licenses increased as we brought on new wholesalers in new states which require licensing and brand registrations, utilities increased in 2024 and we spent almost $15,000 more on equipment rentals as our orders to each wholesaler grew and no longer fit on the vehicles we own for delivery.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because this raise is primarily going to be used to significantly grow the company which would drastically improve cash flows. Past cash was primarily generated through sales. Our goal is to grow from a local hard cider company to a strong regional cider producer, and, once established regionally, scale to a national brand. Growing strategically from our local market foothold will significantly increase cash flows. While margins will be less than retail margins, drastic volume growth at lower margins will still produce increased cash flow from where the company is today.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $20,554.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Equipment Loan

Amount Owed: $141,168.45

Interest Rate: 10.54%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Geoffrey Todd Deen

Geoffrey Todd Deen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder

Dates of Service: April, 2015 - Present

Responsibilities: I founded Hardball Cider and lead/oversee all production, procurement, sales, marketing and operations for the company. 25K per year salary currently and own 100% of the company stock

Other business experience in the past three years:

Employer: Verizon Consumer Group

Title: Senior Manager- Accessory Supply Planning

Dates of Service: August, 2020 - March, 2021

Responsibilities: Led a team of planning managers responsible for all accessories purchases, WOS targets, inventory turns, and $150M total inventory value. Worked directly with the accessories forecasting team to review forecasts and ensure weekly supply alignment. Partnered with accessories suppliers on weekly CPFR calls discussing non-derived SKUs, current and upcoming promotional activities, supply plans and forecast changes.

Other business experience in the past three years:

Employer: Verizon Consumer Group

Title: Group Manager- Consumer Field Marketing

Dates of Service: August, 2019 - July, 2020

Responsibilities: Develop hyper-local marketing efforts to promote fios TV and broadband services for the Mid-Atlantic region. Identify opportunities and create strategies to target and grow the fios customer base utilizing segmentation data. Work cross-functionally with peers in other fios regions as well as wireless pillar teams to develop joint marketing experiences for field activations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Geoffrey Todd Deen

Amount and nature of Beneficial ownership: 3,199,000

Percent of class: 88.0

RELATED PARTY TRANSACTIONS

Name of Entity: Geoffrey T. Deen

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During 2021, the Company borrowed money from the owner, Geoffrey T. Deen.

Material Terms: The loan bears no interest rate and has a maturity date set on December 31, 2021. As of December 31, 2021, the outstanding balance of the loan is $216,650.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,199,000 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage of certain products in our hard cider portfolio and have only developed samples for our new product lines. Delays or cost overruns in the development of our new hard ciders and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to ingredients and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. **Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time** Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. **There are several potential competitors who are better positioned than we are to take the majority of the market** The alcoholic beverage industry is well-developed, ever-evolving and highly competitive. There are several regional and national established producers with the talent, financial resources and wholesaler relationships needed to develop and further engrain themselves in a competitive product category/categories. Some of these producers also have well-recognized brand names and established national and international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to create a similar product, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to at present time. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs then the value of your investment would be greatly diminished. **Our current or future products could have spoilage or a packaging defect.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is spoilage or a packaging defect that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our keg or can manufacturers will introduce a packaging defect during the manufacturing process that we are unaware of, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry due to the nature of food products; specifically the susceptibility of hard cider to spoilage organisms coming into the processing facility on fresh fruit and other ingredients that comprise the hard cider recipe. We believe we thoroughly understand the recall process and have established procedures in place to deal with recalls in the future should they be necessary. **We may face wholesale pricing challenges entering new markets** We may discover that our wholesale pricing may be higher than our competitors resulting in challenges entering new markets and, in turn, affect our growth strategy. That could also necessitate the development of new products that could take years in order to create cost-effective alternatives to compete on wholesale cost. It is possible that during the development of these products, one or more issues may arise that could cause us to abandon them. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment. **We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us** We extend credit terms to some of our wholesale partners outside the state of Pennsylvania. The beverage industry inclusive of suppliers has experienced recent turmoil, including, in particular, can shortages, longer ingredient lead-times, staffing issues, and materials substitutions from outside the U.S. As a result, it is possible that we are doing business today with wholesalers and retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these wholesalers and retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our wholesalers and/or retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment. **Other craft beverages should be considered competition** Outside of the hard cider category, we also compete with craft beer and the RTD (ready-to-drink) cocktail markets. While each of these categories continues to show growth, it could become increasingly difficult to obtain distribution partners to continue expanding into a regional and national brand. Without importing distributors in states outside of Pennsylvania, continued growth of our brand would dramatically slow and your investment could decrease in value.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 11, 2025.

Hardball Beverage, Inc.

By   /s/ *Geoffrey T. Den*

   Name: Hardball Beverage, Inc.

   Title: President

Exhibit A

FINANCIAL STATEMENTS

Hardball Cider

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts	$10,094.97	$31,483.39
Accounts Receivable	$0.00	$0.00
Other Current Assets	$65,533.74	$97,550.00
Total Current Assets	$75,628.71	$129,033.39
Fixed Assets	$143,858.69	$138,190.34
TOTAL ASSETS	$219,487.40	$267,223.73
LIABILITIES AND EQUITY	$219,487.40	$267,223.73

Hardball Cider

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PP)
Income	$558,047.84	$581,751.20
Cost of Goods Sold	$184,160.05	$140,326.04
GROSS PROFIT	$373,887.79	$441,425.16
Expenses	$351,807.11	$399,956.96
NET OPERATING INCOME	$22,080.68	$41,468.20
Other Income	$ -48,419.65	$5.20
Other Expenses	$163.00	$10,083.26
NET OTHER INCOME	$ -48,582.65	$ -10,078.06
NET INCOME	$ -26,501.97	$31,390.14

Hardball Cider

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	$ -149,226.61
INVESTING ACTIVITIES	$ -5,668.35
FINANCING ACTIVITIES	$133,506.54
NET CASH INCREASE FOR PERIOD	$ -21,388.42
Cash at beginning of period	31,483.39
CASH AT END OF PERIOD	$10,094.97

NOTE 1 – NATURE OF OPERATIONS

Hardball Beverage, Inc. was formed on April 27th, 2015 ("Inception") in the State of Pennsylvania. The financial statements of Hardball Beverage, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Bethel, Pennsylvania.

Hardball Beverage, Inc.

With authentic flavors in every ounce, we offer an all-star lineup of craft hard ciders that swing for the fences. Playing to win in a fast-growing craft beverage market, Hardball Cider sets itself apart from the competition by utilizing local ingredients, crafting true-to-flavor ciders and focusing heavily on the quality of the fruit used before we ferment even the first ounce of hard cider. All produced on our own 5th generation family-owned farm.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sales of hard cider, sweet cider, and other Pennsylvania-produced alcoholic beverages sold to retailers, wholesalers and at our own taproom when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory was lower year over year by $32,550. Wholesale orders were strong right through year-end 2023 which resulted in a lower ending inventory value than the previous year.

Short-term debt was reduced by $130,022 in 2023 resulting in less cash on hand to end the year, but was an overall positive for the company in terms of short-term debt reduction.

Long-term debt increased in 2023 by $208,842 as a portion of the real estate debt for the farm purchase was shifted from Geoffrey T. Deen to Hardball Beverage, Inc.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 494,000 shares of our common stock with par value of $0.00001. As of December 31, 2023 the company has currently issued 399,559 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

	Common stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Shares issued for cash	399,558	248,898	248,898	-
Net income (loss)	-	-	-	-
December 31, 2023	399,558	$ 248,898	$ 248,898	$ -
Shares issued for cash	36,000	90,000	90,000	-
Net income (loss)	-	-	-	-
December 31, 2024	36,000	$ 90,000	$ 338,898	$ -

HARDBALL CIDER

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	$ -8,766.71
INVESTING ACTIVITIES	$ -135,470.46
FINANCING ACTIVITIES	$108,129.16
NET CASH INCREASE FOR PERIOD	$ -36,108.01
Cash at beginning of period	6,125.17
CASH AT END OF PERIOD	$ -29,982.84

NOTE 1 – NATURE OF OPERATIONS

Hardball Beverage, Inc. was formed on April 27th, 2015 ("Inception") in the State of Pennsylvania. The financial statements of Hardball Beverage, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Bethel, Pennsylvania.

Hardball Beverage, Inc.
With authentic flavors in every ounce, we offer an all-star lineup of craft hard ciders that swing for the fences. Playing to win in a fast-growing craft beverage market, Hardball Cider sets itself apart from the competition by utilizing local ingredients, crafting true-to-flavor ciders and focusing heavily on the quality of the fruit used before we ferment even the first ounce of hard cider. All produced on our own 5th generation family-owned farm.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sales of hard cider, sweet cider, and other Pennsylvania-produced alcoholic beverages sold to retailers, wholesalers and at our own taproom when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Short-term debt increased slightly by $7,121 in 2024 resulting from a short-term loan taken in December to cover the cost of installing 2 new 90bbl fermenters. The loan covered rigging, shipping and installation at the cidery to our glycol system while adding a heat exchanger to be able to heat and cool the fermenters.

Long-term debt decreased in 2024 by $16,171 as the real estate debt for the farm purchase continues to be paid down.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 494,000 shares of our common stock with par value of $0.00001. As of December 31, 2024 the company has currently issued 435,558 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.

HARDBALL CIDER

Profit and Loss by Month
January - December 2024

	TOTAL	
	JAN - DEC 2024	JAN - DEC 2023 (PY)
Income	$485,281.70	$558,047.84
Cost of Goods Sold	$167,256.15	$170,737.99
GROSS PROFIT	$318,025.55	$387,309.85
Expenses	$334,746.56	$348,035.75
NET OPERATING INCOME	$ -16,721.01	$39,274.10
Other Income	$ -1,589.79	$ -3,705.65
Other Expenses	$0.00	$163.00
NET OTHER INCOME	$ -1,589.79	$ -3,868.65
NET INCOME	$ -18,310.80	$35,405.45

HARDBALL CIDER

Balance Sheet

As of December 31, 2024

	TOTAL	
	AS OF DEC 31, 2024	AS OF DEC 31, 2023 (PY)
ASSETS		
Current Assets	$33,107.16	$71,658.91
Fixed Assets	$255,723.44	$120,252.98
TOTAL ASSETS	**$288,830.60**	**$191,911.89**
LIABILITIES AND EQUITY		
Liabilities	$376,208.02	$385,278.61
Equity	$ -87,377.42	$ -193,366.72
TOTAL LIABILITIES AND EQUITY	**$288,830.60**	**$191,911.89**

I, Geoffrey T. Deen, the Chief Executive Officer of Hardball Beverage, Inc., hereby certify that the financial statements of Hardball Beverage, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Hardball Beverage, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th day of April, 2025.

Geoffrey T. Deen (Signature)

Chief Executive Officer (Title)

April 30, 2025 (Date)

CERTIFICATION

I, Geoffrey T. Den, Principal Executive Officer of Hardball Beverage, Inc. , hereby certify that the financial statements of Hardball Beverage, Inc. included in this Report are true and complete in all material respects.

Geoffrey T. Den

President